EXHIBIT 99.7

Richard Kiel, P.E. Golder Associates USA Inc.

7245 W. Alaska Drive, Suite 200 Lakewood, CO 80226 USA

CONSENT OF QUALIFIED PERSON

I, Richard Kiel, state that I am responsible for preparing or supervising the preparation of a part of the technical report titled Technical Report, Skouries Project, Greece with an effective date of 22 January 2022 as signed and certified by me (the “Technical Report”).

Furthermore, I state that:

(a)	I consent to the public filing of the Technical Report by Eldorado Gold Corporation;

(b)

the documents that the Technical Report supports are the annual information form of Eldorado Gold Corporation dated 31 March 2022 and a Press Release of Eldorado Gold Corporation dated 15 December 2021 announcing the results of the Skouries Project Feasibility Study (collectively, the “Documents”);

(c)	I consent to the use of my name in the document, or any quotation from or summarization, in the Documents of the parts of the Technical Report for which I am responsible; and

(d)

I confirm that I have read the Documents, and that the Documents fairly and accurately reflect, in the form and context in which it appears, the information in the parts of the Technical Report for which I am responsible.

Dated at Lakewood, Colorado this 31 March 2022.

/s/ Richard Kiel

__________________________

Richard Kiel, P.E.

V1. 2021

Expert Consent_NI 43-101_final_WSP_2021-08-16